This annual report contains forward-looking statements. These statements include statements regarding: conditions in the telecom industry, our goals, business model and plans, our efforts to develop and enhance our products, our expected sources of revenue, our future costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events, are based on information currently available to us and are subject to risks and uncertainties, including: unanticipated trends and conditions in our industry, delays and difficulties that we encounter in developing enhanced products, the risk that we will not have sufficient capital to maintain or expand our operations, delays and difficulties in obtaining customers or in their commercial deployment of services based on our products, and other risks described in our filings with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including the prospectus for our initial public offering. These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.


LETTER TO SHAREHOLDERS

OUR PROGRESS

For ImagicTV, fiscal year 2001 was marked by exciting growth and development.

Total revenues increased to U.S.$9.0 million from U.S.$2.1 million, while license and royalty fees increased to U.S.$6.1 million from U.S.$1.4 million. Our first licensed customers, Aliant Telecom Inc. of Canada and Kingston Vision of the UK, completed commercial launches and collectively delivered services to more than 10,000 subscribers. These commercial launches continue to provide us with valuable customer feedback that assists us in developing additional products and services. Meanwhile, in North America, Europe, and Asia, we secured trial licenses with new customers, including Telenor of Norway, and recently we secured a trial license with SingTel of Singapore. In September and October 2000, we completed private placements of our securities, and in November, we completed an initial public offering and listed our shares on the Nasdaq National Market and the Toronto Stock Exchange. In total, we raised net proceeds of approximately U.S.$70 million.

Extending our product lines and developing partnerships were key achievements in fiscal 2001. Our U.S.$8.0 million investment in research and development yielded product enhancements such as adding features to DTV Manager, our flagship product, as well as release 2.0 of pcVu and our video-on-demand product, Movie Manager. Through our Broadband Alliance program, we worked with leading companies to develop better broadband TV solutions. ImagicTV developed new alliances across categories that offer our customers a choice of technologies. These new relationships range from Motorola and Thomson Multimedia to AFC (Advanced Fibre Communications) for broadband access technologies.

Looking forward, we believe that we are well positioned to thrive in the emerging broadband TV market. While telecommunications industry spending has slowed significantly in recent months and while we believe that our customers are likely to extend market trials before making the significant investment necessary to commence commercial deployment, we remain confident that the broadband TV market will expand globally and that our products will have a leading place in this expansion. Our job is to demonstrate to telephone companies and other service providers that our products and services can assist them in offering high quality digital television, as well as the other services available through DTV Manager (including interactive program guides, pay-per-view, channel blocking, Internet-on-TV, e-mail and video-on-demand) and thereby to allow our customers to improve their operations and to meet their competitive challenges.

We have welcomed several new executives to our management team. These new positions reinforce our commitment and focus on specific markets and initiatives. Our new Regional Vice Presidents, Pierre-Jean Chalon as Vice President of Operations for Asia Pacific, Norman Bier as Vice President of Sales for North and South America, and Nigel Bealing as Vice President of Sales for Europe, Middle East and Africa, give ImagicTV the global perspective and individual market focus for us to succeed. In addition, Dany DeGrace, Vice President of our newest division, Customer Solutions, works globally to build technology and service solutions that are tailored for our customer base. Also joining ImagicTV this year was Marjean Henderson as Vice President and Chief Financial Officer who played an integral role in our initial public offering and leads our financial and administrative teams.

On the broadband technology front, encoding companies found new and better ways to lower the bit rate of video streams and increase quality, while networking companies found new and better ways to deliver higher bandwidth over longer lines. These developments have two effects on us: one, they reaffirm our business model, and two, they expand the quality and quantity of options available to our customers.

FOCUS FOR THE COMING YEAR

The telecom industry has experienced a significant slow down and markets have reacted accordingly. We plan to use this time to strengthen our products and services and continue to learn from our customer deployments. We will continue to pace our R&D and operational activities to stay ahead of the competition while staying in tune with market conditions. We intend to be well positioned, prepared, and strong as markets develop.

Building on the past, our goal in fiscal 2002 is to continue to develop our products and services, with a focus on consulting and professional services as customers extend their market trials. We are particularly focused on providing customized service to our customers with a view to allowing them to commence commercial deployment more quickly. Our flagship product, DTV manager, will continue to be enhanced with features that are designed to make our customers' businesses easier to run and bring their subscribers an unparalleled TV and broadband experience. We appreciate the support of our shareholders, customers and employees as we seek to help our customers succeed in the broadband television marketplace and, at the same time, build our business and enhance shareholder value.

Marcel LeBrun...............................  Peter Jollymore
President and Chief Executive Officer.......  Chairman of the Board of Directors

June 20, 2001


MANAGEMENT'S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes appearing elsewhere in this annual report. All financial information presented in this annual report is expressed in U.S. dollars, except where indicated to the contrary. References to "$" or "U.S.$" are to U.S. dollars and references to "C$" are to Canadian dollars.

OVERVIEW

We develop and license infrastructure software products and provide related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband network. Our customers include incumbent local exchange carriers, competitive local exchange carriers and multiple dwelling unit service providers.

We were incorporated in December 1997 upon the initiative of NBTel Inc., the incumbent local exchange carrier in New Brunswick, Canada, and a subsidiary of Aliant Inc., our largest shareholder. We began operations in January 1998 by acquiring technology relating to digital broadcasting from NBTel and entering into a research and development arrangement funded by NBTel and a subsidiary of Celtic House International, another of our largest shareholders, pursuant to which we further enhanced the acquired technology. We delivered the initial version of our primary software product, DTV Manager, to NBTel in December 1998 for technical trials. In the fall of 1999, after further development, we delivered the current generation of DTV Manager to NBTel and Kingston Vision, an affiliate of the incumbent local exchange carrier in East Yorkshire, England, and shortly thereafter each of them deployed multi-channel digital television services to its subscribers. We presently have twelve customers in North America, Europe and Asia and currently generate revenues from nine of these customers. Of these customers, five telephone companies and one multiple dwelling unit service provider have licensed DTV Manager for commercial deployment and four other telephone companies have entered into trial license agreements. In addition, we have installed DTV Manager for limited testing purposes on networks of 12 other service providers in North America, Europe and Asia. We have not generated any revenues from these test installations. We also generate revenues in limited circumstances from demonstration license and services agreements with certain industry participants.

The following discussion and analysis relate to our consolidated financial statements which are stated in U.S. dollars and have been prepared in accordance with Canadian GAAP. As applied to our current consolidated financial statements, these principles conform in all material respects with U.S. GAAP, except as disclosed in note 11 to our consolidated financial statements, included elsewhere in this annual report.

Sources of Revenues and Revenue Recognition Policy

In the past, our license agreements provided for an initial license fee and a one-time subscriber-based royalty fee. We currently have two customers under this type of arrangement. In early 2000, we began structuring our license agreements to include both an initial license fee, based on the number of households located in the geographic area under the license, and an on-going monthly subscriber-based royalty fee. We expect future license agreements to be negotiated on this basis.

Services revenues comprise of professional services and annual maintenance and technical support services related to the implementation and integration of our software products. Annual maintenance and technical support revenues are typically equal to a percentage of our customers' initial license fees. Services revenue from professional services to licensees can be based on a time-and-materials framework or a fixed contract for a complete project or installation.

Equipment revenues comprise of sales of digital set-top boxes resold by us to our customers at little or no mark-up above our cost. Historically, we purchased set-top boxes for resale in order to have a source of supply available to our customers. Except in limited circumstances, we ceased that practice in the fiscal year ended February 28, 2001, and we expect our customers will purchase set-top boxes directly from suppliers. As a result, we anticipate our revenues from this activity will be substantially reduced.

In the fiscal year ended February 28, 2001, our software licensing revenues, royalty fee revenues, services revenues and equipment revenues represented approximately 53%, 14%, 20% and 13%, respectively, of our total revenues. In the same period, we earned approximately 42% of our total revenues in Canada, approximately 41% in the United States and approximately 17% in Europe. In this period, NBTel, CenturyTel and Boardwalk Equities accounted for approximately 28%, 18% and 10%, respectively, of our total revenues. Excluding equipment sales, the comparable percentages are NBTel 19%, CenturyTel 20% and Boardwalk Equities 10%. An additional 10% of our total revenues (12% excluding equipment sales) came from non-recurring license fees received under our demonstration license agreement with Nortel Networks.

In the fiscal year ended February 29, 2000, our software licensing revenues, services revenues and equipment revenues represented approximately 66%, 19% and 15%, respectively, of our total revenues. In the same period, we earned approximately 65% of our total revenues in Canada and approximately 35% in Europe. In this period, NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues. Excluding equipment sales, the comparable percentages are NBTel 35%, Kingston Vision 36% and SaskTel 15%.

Historically, we have generated revenues from NBTel principally from initial licensing fees, royalty fees, fees for maintenance and technical support services and equipment sales. Since August 31, 2000, we have not sold any set-top boxes to NBTel, and we understand that NBTel has placed an order for additional set-top boxes directly from the supplier. Thus, we anticipatethat, in the future, our revenues from NBTel will not include any significant amount of equipment sales, but rather will be principally from subscriber-based royalties and maintenance and technical support services. On that basis, we expect that, at least for the next several years, the percentage of our total revenues generated from NBTel will be significantly less than in the past.

We recognize software licensing revenues in accordance with all applicable accounting regulations, including the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition," and SOP 98-9, "Modification of SOP 97-2 with respect to Certain Transactions." Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:

     .   we have signed a license agreement with the customer;
     .   we have delivered the software product to the customer;
     . the amount of the fees to be paid by the customer is fixed or determinable; and
     .   we believe that collection of these fees is probable.

We generally negotiate formal license agreements with our customers. Each of our license agreements includes provisions for us to receive both an up-front license fee and royalties. Generally, service providers pay these royalty fees either in the form of a one-time payment or as an on-going monthly fee. On-going royalties are recognized monthly based on the number of subscribers at month end. One-time royalties are recognized quarterly based on the number of new subscribers at the end of each quarter.

We often negotiate license agreements that allow for the payment of the initial license fee to be made in future instalments over a period of less than a year. Revenues recognized in advance of the instalments being due are recorded as instalments receivable in the balance sheet.

Maintenance and technical support revenues are recognized evenly over the applicable service period, which is usually one year. Revenues derived from professional services are recognized upon performance of the related services.

Revenues derived from license agreements containing multiple deliverables, such as product licenses, maintenance and technical support and other services, are allocated among the various deliverables based on the fair value of each deliverable.

In the fiscal year ended February 28, 2001, we generated over 57% of our revenues in U.S. dollars and incurred approximately 75% of our expenses in Canadian dollars, with the balance in U.S. dollars and other currencies. We expect that a majority of our revenues will be generated in U.S. dollars for the foreseeable future and that most of our expenses, including labor costs as well as capital and operating expenditures, will continue to be denominated in Canadian dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected. Costs and Expenses

Cost of services revenues includes compensation, travel and other related expenses for our maintenance and technical support services and professional services departments, along with allocated facilities expenses. To date, the cost of license fee revenues has been insignificant. Cost of license fee revenues includes royalties paid to third-party software providers whose products are embedded in our software products. Oracle Corporation and Sun Microsystems have been our principal suppliers of third-party software. Sun granted us a non-exclusive license to incorporate into and distribute with DTV Manager certain of its Java-based system software until November 2000. While the parties are negotiating a new agreement, the parties continue to operate under the terms of the original license. Pursuant to the original license, we pay variable royalties to Sun on a per subscriber basis, depending on the total number of our customers' subscribers, and on a per network server basis, depending on the total number of servers operating DTV Manager. As Oracle software is no longer embedded in our DTV Manager software and is now licensed by our customers directly from Oracle, cost of license fees revenues will no longer include royalties payable to Oracle.

Cost of equipment revenues includes the cost of set-top boxes purchased for resale.

Sales and marketing expenses consist primarily of personnel and related costs for our direct sales force, technical sales support staff and marketing staff, costs associated with marketing programs, including tradeshows, public relations and marketing materials, and allocated facilities costs.

Research and development expenses consist primarily of salary and other related costs for personnel, training, independent consultants and facilities and technology expenses. Technology expenses include license and support fees for development software, the cost of tools and supplies and third party support fees. We believe that continued investment in research and development is critical to assist our customers in achieving successful commercial deployments.

General and administrative expenses include compensation for corporate personnel and other expenses, including professional fees, travel and facilities, net of allocations to our customer service, research and development and sales and marketing departments. Our general and administration department includes a portion of our executive office, as well as finance, human resources and corporate operations staff.

Net Losses

We have incurred substantial operating losses since our inception. As of February 28, 2001, we had an accumulated deficit of approximately $20.3 million. We expect to incur additional losses for at least the next few years.

RESULTS OF OPERATIONS

Fiscal year ended February 28, 2001 compared with the fiscal year ended February 29, 2000

Revenues

Total revenues increased to $9.0 million for the fiscal year ended February 28, 2001 from $2.1 million for the fiscal year ended February 29, 2000. NBTel, CenturyTel, Nortel and Boardwalk Equities accounted for approximately 28%, 18%, 10% and 10%, respectively, of our total revenues for the fiscal year ended February 28, 2001. NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues for the fiscal year ended February 29, 2000. Excluding equipment sales, the comparable percentages for the fiscal year ended February 28, 2001 are NBTel 19%, CenturyTel 20%, Nortel 12% and Boardwalk Equities 10% and the comparable percentages for the fiscal year ended February 29, 2000 are NBTel 35%, Kingston Vision 36% and SaskTel 15%.

License and Royalty Fees.   License and royalty fee revenues increased to $6.1
million for the fiscal year ended February 28, 2001 from $1.4 million for the fiscal year ended February 29, 2000. This increase is due to the recognition of license fee revenues of $4.8 million from eleven customers and royalty fee revenues of $1.3 million consisting of $1.2 million in one-time subscriber based royalties from NBTel and $48,000 in on-going monthly subscriber based royalties from Kingston Vision.

Services.   Services revenues increased to $1.8 million for the fiscal year ended February 28, 2001 from $393,000 for the fiscal year ended February 29, 2000. During the year we recognized approximately $900,000 of the services revenues for consulting and implementation services provided to one of our customers, CenturyTel. The remainder of these services revenues came from maintenance and technical support services that we provide to our customers under the terms of their license agreements with us.

Equipment.   Equipment revenues increased to $1.1 million for the fiscal year ended February 28, 2001 from $321,000 for the fiscal year ended February 29, 2000. This increase is due to the recognition of $1.0 million of equipment revenues from sales of set-top boxes to NBTel under a set-top box supply agreement.

Cost of Revenues

Cost of revenues increased to $3.5 million for the fiscal year ended February 28, 2001 from $988,000 for the fiscal year ended February 29, 2000. This increase, excluding $1.0 million related to equipment costs, primarily reflects an increase in personnel in our customer service department to support our increased customer base from nine employees as of February 29, 2000 to 21 employees as at February 28, 2001.

Operating Expenses

Our total operating expenses increased to $18.6 million for the fiscal year ended February 28, 2001 from $7.2 million for the fiscal year ended February 29, 2000.

Sales and Marketing.   Sales and marketing expenses increased to $7.8 million
for the fiscal year ended February 28, 2001 from $2.3 million for the fiscal year ended February 29, 2000. This increase is primarily due to the addition of sales and marketing personnel, as well as increased travel and related expenses. Our marketing department increased to 41 employees as of February 28, 2001 from 20 as of February 29, 2000. Our sales department increased to 16 employees as of February 28, 2001 from six as of February 29, 2000. These increases in staffing levels were the result of our efforts to expand our direct sales force coverage area and increase our marketing activities.

Research and Development.   Research and development expenses increased to $8.0
million for the fiscal year ended February 28, 2001 from $4.1 million for the fiscal year ended February 29, 2000. This increase reflects an increase in personnel in our research and development department to 113 employees as of February 28, 2001 from 60 as of February 29, 2000 as we accelerated our efforts to develop new products and services.

General and Administrative. General and administrative expenses increased to $2.9 million for the fiscal year ended February 28, 2001 from $827,000 for the fiscal year ended February 29, 2000. Our corporate staffing increased to 25 employees as of February 28, 2001 from 15 as of February 29, 2000, principally to support our increased corporate activities related to becoming a public company. We also incurred additional expenses to support our international expansion.

Stock-based compensation.   Stock-based compensation expenses have been
allocated to the operating expense items based on the nature of the work performed by the employee to whom the options were granted. Stock-based compensation expenses were $550,000 for the fiscal year ended February 28, 2001. We did not record any stock-based compensation expense for the fiscal year ended February 29, 2000. Stock based-compensation expense represents the difference between the exercise price of options granted and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. This stock-based compensation expense is being amortized on a straight-line basis over the vesting period of the options which is generally four years. The expense is largely attributable to amortization of deferred stock-based compensation related to options granted between May 2000 and August 2000.

Other Income (Expense), Net

Other income increased to $1.6 million for the fiscal year ended February 28, 2001 from $524,000 for the fiscal year ended February 29, 2000. Interest income made up $1.1 million of other income for the fiscal year ended February 28, 2001 as compared to $121,000 forthe fiscal year ended February 29, 2000. This increase in interest income is primarily due to the investment of excess funds received from our private placements in December 1999 and September and October 2000 and our November 2000 initial public offering. Other income for the fiscal year ended February 29, 2000 also included income of $431,000 for forgiveness of debt.

Fiscal year ended February 29, 2000 compared with the fiscal year ended February 28, 1999

Revenues

Total revenues increased to $2.1 million for the fiscal year ended February 29, 2000 from $479,000 for the fiscal year ended February 28, 1999. NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues in the fiscal year ended February 29, 2000. NBTel accounted for 97% of our total revenues in the fiscal year ended February 28, 1999.

License Fees.   License fee revenues increased to $1.4 million for the fiscal year ended February 29, 2000 from nil in the fiscal year ended February 28, 1999. This increase is due to the recognition of license fee revenues on three of our customer license agreements.

Services.   Services revenues increased to $393,000 for the fiscal year ended
February 29, 2000 from $14,000 for the fiscal year ended February 28, 1999. The increase is primarily due to the provision of maintenance and technical support and training services to our customers under the terms of their license agreements.

Equipment.   Equipment revenues decreased to $321,000 for the fiscal year ended
February 29, 2000 from $465,000 for the fiscal year ended February 28, 1999. The equipment revenues during both periods resulted from our sales of set-top boxes to NBTel for its roll out of multi-channel digital television service in the Province of New Brunswick.

Cost of Revenues

Cost of revenues increased to $988,000 for the fiscal year ended February 29, 2000 from $604,000 for the fiscal year ended February 28, 1999. The increase in the cost of services revenues in fiscal 2000 is attributable to the hiring of nine employees in our customer services department to support our licensed customers. The 45% decrease in cost of equipment revenues to $331,000 in fiscal 2000 from $604,000 in fiscal 1999 is due to the one-time charge of $383,000 recorded in fiscal 1999 related to the write-off of a non-refundable deposit pursuant to a contract to purchase digital set-top boxes.

Operating Expenses

Our total operating expenses increased to $7.2 million for the fiscal year ended February 29, 2000 from $2.9 million for the fiscal year ended February 28, 1999.

Sales and Marketing.   Sales and marketing expenses increased to $2.3 million
for the fiscal year ended February 29, 2000 from $543,000 for the fiscal year ended February 28, 1999. This $1.8 million increase is primarily due to the addition of sales and marketing personnel, as well as increased travel and related expenses. Our sales and marketing department increased to 28 employees as of February 29, 2000 from nine as of February 28, 1999.

Research and Development.   Research and development expenses increased to $4.1
million for the fiscal year ended February 29, 2000 from $2.0 million for the fiscal year ended February 28, 1999. This $2.1 million increase reflects an increase in our research and development staff to 60 employees as of February 29, 2000 from 24 as of February 28, 1999 as a result of increased research and development activity surrounding our release of the current version of DTV Manager.

General and Administrative.   General and administrative expenses increased to
$827,000 for the fiscal year ended February 29, 2000 from $344,000 for the fiscal year ended February 28, 1999. The increase largely resulted from an increase in our corporate staffing to 12 employees as of February 29, 2000 from four as of February 28, 1999.

Other Income (Expense), Net

Other income (expense) increased to income of $524,000 in the fiscal year ended February 29, 2000 from an expense of $25,000 in the fiscal year ended February 28, 1999. The increase is primarily due to the forgivable government assistance obtained from the Province of New Brunswick, through Newbridge Networks, in the amount of $434,000. Interest income of $121,000 for fiscal 2000 related to the short-term investments of surplus funds.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters ended February 28, 2001. This information has been derived from our unaudited consolidated financial statements that, in the opinion of our management, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

Quarter Ended   May 31, 1999  Aug. 31, 1999  Nov. 30, 1999  Feb. 29, 2000  May 31, 2000  Aug. 31 2000  Nov. 30,2000   Feb. 28, 2001

Consolidated Statement of
-- Operations Data
Revenues:
-- License fees                  $     --         $    --     $   720     $   664     $   512     $ 1,543       $ 1,662     $ 1,053
Royalty fees                           --              --          --          --          23          47           142       1,076
-- Services                           110             100          82         101         137         200           357       1,097
-- Equipment                           --               6         226          89          59       1,048             4          39
Total revenues                        110             106       1,028         854         731       2,838         2,165       3,265
Cost of revenues:
-- Services                            81             156         231         189         318         360           624       1,077
-- Equipment                           --               4         225         102          58         972             4          34
Total cost of revenues                 81             160         456         291         376       1,332           628       1,111
Gross profit (loss)                    29             (54)        572         563         355       1,506         1,537       2,154
Operating expenses:
-- Sales and marketing                318             505         677         825       1,242       1,510         2,066       2,945
-- Research and
--  development                       690             916       1,269       1,209       1,537       1,653         2,444       2,333
-- General and
--  administrative                    167             180         214         266         349         606           842       1,018
Total operating expenses            1,175           1,601       2,160       2,300       3,128       3,769         5,352       6,296
Loss from operations               (1,146)         (1,655)     (1,588)     (1,737)     (2,773)     (2,263)       (3,815)     (4,142)
Other income (expense), net            (2)            472          19          35          99          17           605         838
Loss before provision for
-- income taxes                    (1,148)         (1,183)     (1,569)     (1,702)     (2,674)     (2,246)       (3,210)     (3,304)
Provision for income taxes            (20)             (4)         (8)        (12)        (11)        (19)           (7)        (13)
Net loss--in accordance with
-- Canadian and U.S. GAAP         $(1,168)        $(1,187)    $(1,577)    $(1,714)    $(2,685)    $(2,265)      $(3,217)    $(3,291)
Basic and diluted net loss per
-- share--in accordance with
-- Canadian and U.S. GAAP         $ (0.10)        $ (0.09)    $ (0.12)    $ (0.10)    $ (0.15)    $ (0.13)      $ (0.16)    $ (0.13)
Weighted average number of
-- shares used in computing
-- basic and diluted net loss
-- per share (000s)                12,040          12,949      13,336      17,548      17,552      17,556        19,586      24,593

See accompanying notes to the consolidated financial statements

LIQUIDITY AND CAPITAL RESOURCES


From our inception, we have financed our operations primarily through the issuance of common equity, long-term debt and revenues from our operations. In September and October 2000 we completed private placements for net proceeds of $25.0 million resulting in the issuance of aggregate of 2,272,655 common shares. In November 2000, we completed our initial public offering of an aggregate of 4,750,000 common shares for net proceeds of $46.2 million. Through February 28, 2001, we had received aggregate proceeds of $87.7 million from the issuance of common equity, and as of that date, we had cash equivalents of $1.3 million and short term investments of $59.5 million. As of February 28, 2001, we had an accumulated deficit of approximately $20.3 million. Our operating activities used cash in the amount of $12.1 million for the fiscal year ended February 28, 2001, $3.8 million in fiscal 2000 and $4.5 million in fiscal 1999. The cash utilized during these periods was primarily to fund our research and development and sales and marketing efforts.

Our cash used in investing activities, before the purchase of temporary investments, was $3.0 million for the fiscal year ended February 28, 2001, $992,000 for the fiscal year ended February 29, 2000 and $780,000 for the fiscal year ended February 28, 1999. Cash used in investing activities reflects purchases of computer equipment, office furniture and equipment and leasehold improvements. We anticipate that our expenditures will continue to increase in the future.

Our cash from financing activities was $70.0 million for the fiscal year ended February 28, 2001. Our cash from financing activities was $10.6 million, consisting of $8.8 million from the issuance of common shares and proceeds from long-term debt of $1.8 million, for fiscal year ended February 29, 2000 and $5.7 million from the issuance of common shares for fiscal year ended February 28, 1999.

We expect that our cash position as at February 28, 2001 will be sufficient to cover our working capital requirements for approximately the next 24 months. In the long-term we may require additional equity financing or borrowing to fund our business.

OUTLOOK

At the present time, the telecommunications industry is experiencing a significant reduction in capital spending. As a result, we anticipate a lengthening of our sales cycle as our customers extend market trials and delay the significant capital commitments associated with commercial deployment. This will delay licensing revenues generated by us from the commercial deployment of DTV Manager. We expect, however, that we will generate some revenues from professional services provided to customers during market trials.

While expenses for the fiscal year ending February 28, 2002 will increase when compared to the fiscal year ended February 28, 2001, we intend to hold expenses at present levels and conserve cash so as to maintain our operations as presently constituted.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE

We expect that in the future a majority of our revenues will be earned in U.S. dollars, and that most of our operating expenses and capital asset purchases will continue to be in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains or losses, which could have a material impact on our operating results. We also deal in other foreign currencies; however, we anticipate changes in the exchange rates of these currencies will not have a material impact. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short term investment portfolio in Canadian dollar denominated instruments.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all of the information included in this annual report have been prepared by and are the responsibility of management and the Board of Directors of ImagicTV Inc. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reflect management's best estimates and judgements based on currently available information. The significant accounting policies which management believes are appropriate for ImagicTV are described in Note 1 of the consolidated financial statements.

ImagicTV has developed and maintains an appropriate system of internal controls in order to ensure, on a reasonable and cost-effective basis, that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management's performance of its financial reporting responsibilities. The Board has appointed an Audit Committee comprised of three Directors.

The Audit Committee reviews the financial statements, the adequacy of internal controls, the audit process and financial reporting with management and the external auditors. The Audit Committee reports to the Directors prior to the approval of the audited financial statements for publication.

KPMG LLP have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

/s/ Marcel LeBrun                               /s/ Marjean Henderson
Marcel LeBrun                                   Marjean Henderson
President and Chief Executive Officer,          Vice President and Chief
ImagicTV Inc.                                   Financial Officer,
                                                ImagicTV Inc.


AUDITOR'S REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of ImagicTV Inc. as at February 28, 2001 and February 29, 2000, and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 28, 2001 , February 29, 2000 and February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for the year ended February 28, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the years ended February 29, 2000 and February 28, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for the years ended February 28, 2001, February 29, 2000 and February 28, 1999 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles differ in some respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected reported results of operations for the years ended February 28, 2001, February 29, 2000 and February 28, 1999 to the extent summarized in note 11 to the consolidated financial statements.


/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
March 21, 2001

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except number of shares)
                                                  FEBRUARY 29,   FEBRUARY 28,
                                                      2000           2001

  Assets
  Current assets:
    Cash and cash equivalents (note 2)                          $ 6,396       $  1,332
    Short-term investments (note 2)                                  --         59,428
    Accounts receivable, trade                                    1,230          4,240
    Accounts receivable, trade-related parties                      749          1,440
    Instalment receivables                                           --            705
    Inventory                                                        --            295
    Prepaid expenses, deposits and other receivables                195          1,436
  Total current assets                                            8,570         68,876

  Capital assets (note 3)                                         1,289          2,970
  Total assets                                                  $ 9,859       $ 71,846
  Liabilities and Shareholders' Equity
  Current liabilities:
    Accounts payable                                            $   240       $  1,055
    Accrued liabilities                                             396          2,973
    Payable to related parties                                      324            850
    Deferred revenue and customer deposits                        1,430          1,119
    Current portion of long-term debt (note 4)                       26             72
  Total current liabilities                                       2,416          6,069
  Long-term debt (note 4)                                         1,737          1,577
  Shareholders' equity (note 5):
    Authorized:
      Unlimited common shares, no par value
      Unlimited preferred shares, no par value
    Issued and outstanding:
      24,592,624 Common Shares at February 28, 2001
      (February 29, 2000 -17,548,653)                            14,489         87,678
      Nil preferred                                                  --             --
    Deferred stock-based compensation (note 5(c))                    --         (2,670)
    Accumulated deficit                                          (8,824)       (20,282)
    Reporting currency translation adjustments                       41           (526)
  Total shareholders' equity                                      5,706         64,200
  Total liabilities and shareholders' equity                    $ 9,859       $ 71,846

  See accompanying notes to the consolidated financial statements

                  Signed on behalf of the Board of Directors


               /s/ Peter G. Jollymore     /s/ Robert E. Neal
               Peter G. Jollymore         Robert E. Neal
               Chairman


CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share amounts)

                                                  YEAR ENDED             YEAR ENDED      YEAR ENDED
                                                 FEBRUARY 28,           FEBRUARY 29,    FEBRUARY 28,
                                                     1999                   2000            2001
 Revenues:
   License fees                                  $    --                   $    1,384        $  4,770
   Royalty fees                                       --                           --           1,288
   Services                                           14                          393           1,791
   Equipment                                         465                          321           1,150
 Total revenues                                      479                        2,098           8,999
 Cost of revenues:
   Services                                           --                          657           2,379
   Equipment                                         604                          331           1,068
 Total cost of revenues                              604                          988           3,447
 Gross profit (loss)                                (125)                       1,110           5,552
 Operating expenses:
   Sales and marketing                               543                        2,325           7,763
   Research and development                        2,014                        4,084           7,967
   General and administrative                        344                          827           2,815
 Total operating expenses                          2,901                        7,236          18,545
 Loss from operations                             (3,026)                      (6,126)        (12,993)

 Interest income (expense), net                       (1)                         121           1,133
 Forgivable government assistance (note 4)            --                          434              --
 Foreign exchange gain (loss)                        (24)                         (31)            426
 Loss before provision for income taxes           (3,051)                      (5,602)        (11,434)
 Provision for income taxes (note 6)                 (17)                         (44)            (24)
 Net loss                                       $ (3,068)                    $ (5,646)      $ (11,458)
 Basic and diluted net loss per share           $  (0.57)                    $  (0.40)      $   (0.58)
 Weighted average number of shares used in
  computing basic and diluted net loss per
  share (000s)                                     5,336                       13,968          19,796

 See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of U.S. dollars)

                                                                      DEFERRED                       REPORTING
                                                                    STOCK-BASED                      CURRENCY         TOTAL
                                                COMMON SHARES                      COMPENSATION   ONACCUMULATED    TRANSLATION
                                          SHAREHOLDERS'
                                             NUMBER      AMOUNT     STOCK OPTIONS     DEFICIT       ADJUSTMENTS      EQUITY

 Balances, February 28, 1998                   2,331    $     2      $      --        $   (110)         $  (1)     $   (109)
 Net loss                                         --         --             --          (3,068)            --        (3,068)
 Reporting currency translation
    adjustments                                   --         --             --              --             14            14
 Issuance of shares for cash                   8,800      5,656             --              --             --         5,656

 Balances, February 28, 1999                  11,131      5,658             --          (3,178)            13         2,493
 Net loss                                         --         --             --          (5,646)            --        (5,646)
 Reporting currency translation
   adjustments                                    --         --             --              --             28            28
 Issuance of shares for cash                   6,418      8,831             --              --             --         8,831

 Balances, February 29, 2000                  17,549     14,489             --          (8,824)            41         5,706
 Net loss                                         --         --             --         (11,458)            --       (11,458)
 Amortization of deferred
   stock-based compensation                       --         --            550              --             --           550
 Deferred stock-based
   compensation                                   --      3,220         (3,220)             --             --            --
 Reporting currency translation
   adjustments                                    --         --             --              --           (567)         (567)
 Issuance of shares for cash                   7,044     69,969             --              --             --        69,969

 Balances, February 28, 2001                  24,593    $87,678      $  (2,670)       $(20,282)         $(526)     $ 64,200

 See accompanying notes to the consolidated financial statements



CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)


                                                         YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                        FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                            1999           2000           2001
  Cash flows from operating activities:
    Net loss                                             $ (3,068)       $ (5,646)     $ (11,458)
    Items not involving cash:
       Depreciation and amortization                          163             483          1,169
       Non-monetary transaction (note 8(b))                    --            (102)            --
       Stock-based compensation                                --              --            550
    Change in operating assets and liabilities:
       Accounts receivable, trade                             (33)         (1,160)        (2,893)
       Accounts receivable, trade-related parties            (419)           (312)          (748)
       Instalment receivables                                  --              --           (979)
       Inventory                                             (231)            234           (302)

          Prepaid expenses, deposits, and other
            receivables                                       (1,228)         1,052         (1,281)
          Accounts payable and accrued liabilities               280            289          3,510
          Payable to related parties                              32            286            556
          Deferred revenue and customer deposits                 301          1,099           (238)
          Advances from shareholders                            (328)            --             --

        Cash used in operating activities                     (4,531)        (3,777)       (12,114)
      Cash flows from investing activities:
        Purchases of capital assets                             (780)          (992)        (2,964)
        Purchases of short-term investments                       --             --        (59,428)

        Cash used in investing activities                       (780)          (992)       (62,392)
      Cash flows from financing activities:
        Issuance of common shares                              5,656          8,831         69,969
        Proceeds from long-term debt                              --          1,763             --
        Principal repayment of long-term debt                     --             --            (20)

        Cash from financing activities                         5,656         10,594         69,949
      Effect of foreign currency exchange
        adjustments                                               13            (32)          (507)
      Increase (decrease) in cash and cash equivalents           358          5,793         (5,064)
      Cash and cash equivalents, beginning period                245            603          6,396

      Cash and cash equivalents, end of period               $   603        $ 6,396       $  1,332

      Supplemental cash flow information:
        Cash paid for taxes                                  $    17        $    44       $     37

      See accompanying notes to the consolidated financial statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars)

ImagicTV Inc. was incorporated on December 24, 1997 and commenced operations on January 5, 1998. ImagicTV develops and licenses infrastructure software products and provides related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband network.

1.    SIGNIFICANT ACCOUNTING POLICIES:

These financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with accounting principles generally accepted in Canada which, except as disclosed in note 11, conform, in all material respects, with accounting principles generally accepted in the U.S.

(a)   Consolidation:

These consolidated financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries, iMagicTV (US), Inc., and ImagicTV (UK) Limited. All intercompany transactions and balances are eliminated on consolidation.

(b)   Currency translation:

Effective December 1, 2000, the U.S. dollar became the functional currency of ImagicTV. This change resulted from the increased significance of U.S. dollar denominated revenues and expenditures in relation to the ImagicTV's Canadian dollar denominated transactions. In addition, ImagicTV's recent issuances of common shares have been primarily denominated in U.S. dollars. Exchange gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in the results of operations in the period from December 1, 2000 to February 28, 2001.

Prior to December 1, 2000, the functional currency of ImagicTV was the Canadian dollar. Accordingly, prior to this date, exchange gains and losses resulting from the translation of transactions denominated in currencies other than the Canadian dollar were included in the results of operations in the period in which they occurred.

(c)   Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(d)   Cash and cash equivalents and short-term investments:

All highly liquid investments, with an original term to maturity of three months or less at the time of purchase, are classified as cash equivalents. Investments with a term to maturity of more than three months but one year or less are classified as short-term investments.

(e)  Inventory:

Inventory is recorded at the lower of cost, determined on an average basis, and net realizable value.

(f)  Capital assets:

Capital assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Leasehold improvements are recorded at cost and are amortized over the lesser of their useful lives or the term of the related lease. Expenditures for maintenance and repairs have been charged to the statement of operations as incurred.

Depreciation and amortization are computed using the straight-line method as follows:

          Computer hardware                  2 years
          Office furniture and equipment     5 years
          Leasehold improvements             Term of lease
          Software licenses                  2 years

ImagicTV regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected undiscounted future cash flows to be generated by the asset. If the carrying value exceeds the undiscounted future cash flows, a write-down is charged to the statement of operations for the excess. No capital asset write-downs have been recorded by ImagicTV.

(g)  Revenue recognition:

ImagicTV's revenue recognition policies are in accordance with the guidance provided in Section 3400 "Revenue" of the Canadian Institute of Chartered Accountants Handbook, Statement of Position ("SOP") 97-2 "Software Revenue Recognition'' and SOP 98-9 'Modification of SOP 97-2 Software Revenue Recognition with Respect to Certain Transaction' of the American Institute of Certified Public Accountants.

ImagicTV's revenues are derived primarily from license fees (which include installation), royalty fees and service elements. Service elements, which include maintenance and technical support, training, consulting and other services, are not essential to the functionality of ImagicTV's licensed products. ImagicTV does not deliver any product or service over the Internet or through some other hosting arrangement. In cases where ImagicTV sells a multi-element arrangement, the fees are allocated to the elements based on ImagicTV-specific objective evidence of each element's fair value. Vendor-specific objective evidence used in determining the fair value of license revenues is based on the price charged by ImagicTV when the same element is sold separately to a customer of a similar size and nature. Vendor-specific objective evidence used in determining the fair value of training, consulting and other services is based on the standard hourly rates per diem for the type of service being provided multiplied by the estimated time to complete the task. Vendor-specific objective evidence used in determining the fair value of maintenance and technical support is based on a percentage of the license fee revenues. Fees related to the delivery of multi-element arrangements are non-refundable.

Revenues from product elements consist primarily of license and royalty fees. Up front licence fees are recognized when a contract with a customer has been executed, delivery and acceptance of the software have occurred, the license fee is fixed and determinable, and collection of the related receivable is deemed probable by management. Royalty fees are either in the form of a one-time per subscriber activation royalty payment or a monthly royalty fee based upon the number of active subscribers at the end of each month. One-time royalties are recognized quarterly based on the net increase in the number of subscribers at the end of each quarter. Monthly royalty fees are recognized monthly based on the number of active subscribers at the end of each month.

Service revenues from training, consulting and other services are recognized when the services are performed. Losses on professional services contracts, if any, are recognized at the time such losses are identified. To date, ImagicTV has not incurred any significant losses on professional service contracts.

Maintenance and technical support revenues paid in advance are non-refundable and are recognized ratably over the terms of the agreements, which are typically 12 months.

Product, service and equipment revenues that have been prepaid but do not yet qualify for recognition as revenue under ImagicTV's revenue recognition policy are reflected as deferred revenues on ImagicTV's balance sheet.

Product revenues that have been recognized as revenues under ImagicTV's revenue recognition policy but for which the cash proceeds are not yet due are reflected as instalment receivables. Instalment receivables primarily represents future instalment payments on license fee revenue which are due within 12 months from the balance sheet date.

(h)  Research and development expenses:

Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of ImagicTV's product and the general release of the product have substantially coincided. As a result, ImagicTV has not capitalized any software development costs since such costs have not been significant.

Research and development arrangements funded by third parties are accounted for either as an obligation to perform contractual services or as an obligation to repay the funding party, depending upon the specific nature of the funding arrangement, including whether ImagicTV has an intent or obligation to repay and the nature of the relationship between ImagicTV and the funding party. If the contract is determined to be a contract to perform contractual services, the funding is recorded as either revenue over the period in which the development activity is conducted, if ImagicTV is at risk for the research and development costs incurred, or an offset to the expenses incurred. If the contract is determined to be an obligation to repay the funding party, the funding received is recorded as a liability as the funds are advanced.

(i)  Investment tax credits:

ImagicTV is entitled to Canadian federal and provincial investment tax credits which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are available to be applied against future tax liabilities, subject to a 10-year carry-forward period. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that ImagicTV has reasonable assurance that the tax credits will be realized. To date, no investment tax credits have been recognized.

(j)  Income taxes:

Income taxes are accounted for under the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilitiesof a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. A substantive enacted rate is only used when the proposed tax rate change is specified in sufficient detail to be understood and applied in practice and has been drafted and tabled in legislative or regulatory form with the appropriate governing bodies.

(k)  Stock-based compensation:

ImagicTV uses the intrinsic value method to account for its stock-based employee compensation plan. As such, deferred stock-based compensation is recorded if it is determined that on the date of grant the fair market value of each underlying common share exceeded the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option.

(l)  Fair value:

Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable trade, accounts receivable trade-related parties, instalment receivables, accounts payable, payable to related parties and accrued liabilities. The carrying values for these financial instruments approximate their fair values due to the relatively short periods to maturity of the instruments. In addition, the carrying value of long-term debt obligation approximates its fair values. ImagicTV determines the fair value of its financial instruments based on quoted market values or discounted cash flow analyses for instruments having similar terms and financing characteristics.

(m)  Concentration of credit risk:

Financial instruments that potentially expose ImagicTV to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable trade and instalment receivables. Cash and cash equivalents consist primarily of deposits with major commercial banks and highly liquid investments, the maturities of which are three months or less from the date of purchase. ImagicTV performs periodic credit evaluations of the financial condition of its customers.

Short-term investments consist primarily of high-grade fixed income securities with maturities of more than three months but less than one year.

At February 28, 2001, 77% of the accounts receivable were concentrated with five customers. At February 29, 2000, 77% of the accounts receivable were concentrated with three customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

2. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:

All short-term debt securities are classified as held to maturity because ImagicTV has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion discounts to maturity. ImagicTV owns no short-term investments that are considered to be trading securities nor available for sale securities.

The components of cash and cash equivalents and short-term investments are summarized as follows (in thousands):

                                                     FEBRUARY 29,     FEBRUARY 28,         2000        2001
Cash and cash equivalents:
  Cash                                                 $6,396           $ 1,332

Short-term investments:
  Corporate commercial paper                               --            14,116
  Term deposit                                             --               230
  Short-term debt securities                               --            45,082

Net book value                                         $   --           $59,428

3.   CAPITAL ASSETS (IN THOUSANDS):
                                                     FEBRUARY 29,     FEBRUARY 28,
                                                        2000             2001
Computer hardware                                      $1,142           $ 2,156
Office furniture and equipment                            478             1,419
Leasehold improvements                                    165               300
Software licenses                                         165               427
                                                        1,950             4,302
Less: accumulated depreciation and amortization           661             1,332
Net book value                                         $1,289           $ 2,970

4.   LONG-TERM DEBT:

During the year ended February 29, 2000, ImagicTV, through an application filed by Newbridge Networks Corporation (an ImagicTV shareholder), was granted a government assistance loan ("Repayable Loan") in the amount of $1,766,000 and a forgivable loan ("Forgivable Loan") in the amount of $434,000 by the Government of the Province of New Brunswick, Canada, to assist ImagicTV in creating research and development employment in New Brunswick. The Forgivable Loan was fully forgiven as advanced and recognized in the statement of operations as forgivable government assistance. The Repayable Loan is unsecured and repayable in annual instalments equal to 1.5% of the license fee revenues of the immediately preceding year, and the balance, if any, is due on February 25, 2006. The Repayable Loan is interest-free until February 25, 2006 and, if not paid at that date, thereafter will bear interest at 6.3% per annum. In addition, the Repayable Loan is subject to accelerated repayment if the total number of full-time employees employed in the Province of New Brunswick falls below 60 at any time during the year ended February 28, 2001 or below 92 at any time during the year ended February 28, 2002. As at February 28, 2001, the number of full-time employees employed in the Province of New Brunswick, being approximately 180, exceeded the prescribed amounts.

5.   SHAREHOLDERS' EQUITY:

(a)   Description of shares:

Common Shares

Each outstanding common share is entitled to one vote at shareholder meetings and is entitled to receive dividends if, as, and when declared by the board of directors. Subject to the rights of holders of shares of any class ranking senior to the common shares, holders of common shares are entitled to receive the remaining property or assets of ImagicTV in the event of liquidation, dissolution or winding-up. The common shares have no preemptive, redemption or conversion rights.

Preferred Shares

The board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series. These preferred shares may be entitled to dividend and liquidation preferences over the common shares. The board will be able to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares. b) Common share issuances:

(i) ImagicTV was incorporated on December 24, 1997 to facilitate the transfer of certain intellectual property related to a software solution enabling video transfer over high speed Internet Protocol networks (the "Intellectual Property"), from NBTel Inc. to ImagicTV where the Intellectual Property would be further developed and commercialized.

(ii) On January 1, 1998, ImagicTV entered into a technology transfer agreement with NBTel, whereby NBTel transferred the Intellectual Property to ImagicTV in exchange for 2,327,200 common shares. At January 1, 1998, NBTel owned 100% of ImagicTV's outstanding shares and NBTel was owned by Bruncor Inc., a public company in Canada. As the transaction occurred between companies under common control, the asset transfer has been accounted for at the carrying value of nil.

(iii) On January 21, 1998, ImagicTV entered into a share subscription agreement providing for the issuance of 2,327 common shares to NBTel and 1,164 common shares to 506048 N.B. Ltd., a subsidiary of Celtic House International ("506NB"), for total proceeds of $2,000. Celtic House International is a private venture capital company otherwise operating at arm's length with ImagicTV and NBTel.

(iv) On January 5, 1998, ImagicTV entered into a Development Agreement with NBTel and 506NB, whereby NBTel and 506NB jointly engaged the services of ImagicTV to carry out research and development on the Intellectual Property (the Research Project"). Under the terms of the Development Agreement, all of the technology developed under the Research Project remained the property of NBTel and 506NB. In consideration for the services rendered under the Development Agreement, ImagicTV could have received a contract payment of up to C$4,000,000. On the same date, ImagicTV entered into a Technology Transfer Option Agreement, whereby ImagicTV was granted an option to acquire the technology developed under the Research Project from NBTel and 506NB in exchange for the issuance of common shares of ImagicTV. On January 5, 1998, the inception of the arrangement, it was ImagicTV's intent and NBTel's understanding that upon the completion of the development agreement ImagicTV would exercise the option to acquire the technology developed under the Research Project. The Development Agreement has been accounted for as a funded research and development arrangement rather than as an agreement to perform research and development for NBTel and 506NB with an option to purchase the resulting technology, as there existed a presumption that ImagicTV would repay the funds provided regardless of the outcome of the research and development arrangement and based on the significant related party relationship between ImagicTV and NBTel and 506NB. As a funded research and development agreement, the proceeds received from NBTel and 506NB were recorded as a liability as received; the funds expended on the Research Project were expensed as incurred; and upon the exercise of the option, the liability was extinguished through the issuance of shares with a paid-in-capital amount equal to the funds advanced.

During the year ended February 28, 1999, ImagicTV received C$2,800,000 ($1,857,000) under the Development Agreement. On January 5, 1999, ImagicTV repaid the funds provided by issuing a total of 3,781,700 common shares to NBTel (1,890,850 common shares) and 506NB (1,890,850 common shares). Upon repayment of the funds provided, the Development Agreement terminated. The cash received under the Development Agreement was initially recorded as a liability when received and was subsequently recorded as the paid-up capital for the 3,781,700 common shares issued pursuant to the repayment of the funds provided. Immediately prior to the repayment of the funds provided and completion of the arrangement, ImagicTV's common shares were owned 50.01% by NBTel, 7.91% by 506NB, and 42.08% by Newbridge. Upon the issuance of the 3,781,700 shares, NBTel owned approximately 47% and 506NB owned approximately 24% of the outstanding shares of ImagicTV.

(v) On June 22, 1998, ImagicTV issued 2,327,200 common shares to Newbridge Networks Corporation for cash consideration of $1,359,000.

(vi) During the year ended February 28, 1999, pursuant to the Preemptive Rights granted to the shareholders of ImagicTV in the Shareholders' Agreement, allowing for the voting shareholders to be granted a right to subscribe for a portion of any new issuance equal to their percentage ownership of the voting shares (the ``Preemptive Rights''), ImagicTV issued an aggregate of 2,690,961 common shares for total cash consideration of $2,440,000.

(vii) On December 17, 1999, ImagicTV issued 3,808,146 common shares to a group of investors for cash consideration, net of costs, of $6,144,000.

(viii) During the year ended February 29, 2000, ImagicTV issued an aggregate of 791,694 common shares to employees for total cash consideration, net of costs, of $1,011,000.

(ix) During the year ended February 29, 2000, pursuant to the Preemptive Rights granted to the shareholders of ImagicTV in the Shareholders' Agreement, the Company issued 1,818,261 common shares for cash consideration of $1,676,000.

(x) In July 2000, ImagicTV's board of directors authorized a private placement of up to $25,000,000, of which $10,000,000 was reserved for specified existing shareholders. On September 19, 2000, ImagicTV issued warrants to purchase commom-shares to five existing shareholders for a total cash consideration of $10,000,000. In October 2000, in connection with the additional private placements described below, the share purchase warrants were converted into 909,061 common shares.

(xi) Pursuant to share subscription agreements, in October 2000 ImagicTV issued 272,719 common shares to America Online, Inc. for aggregate proceeds of $3,000,000 and 1,090,875 common shares to Cisco Systems, Inc. for aggregate proceeds of $12,000,000. Upon completion of these share issuances, America Online owned 1.3% and Cisco Systems owned 5.5% of ImagicTV's issued and outstanding common shares.

(xii) On November 21, 2000, ImagicTV completed its initial public offering with regulatory authorities in Canada and the United States. ImagicTV sold 4,750,000 common shares for net proceeds of $46,200,000. In connection with the initial public offering, all of ImagicTV's outstanding Class A common shares, Class B common shares and Class C common shares were converted into a single new class of common shares on a one-for-one basis. In addition, ImagicTV effected a share split on a 1.1636-for-1 basis. ImagicTV also created a class of preferred shares issuable in series, none of which have been issued. ImagicTV's share capital and earnings (loss) per share have been restated on a retroactive basis to give effect to the conversion of the shares to a single new class of common shares and the share split.

(xiii) During the year ended February 29, 2001 ImagicTV issued 21,382 common shares to employees on the exercise of options for cash consideration of $17,537.

(c)  Stock option plan:

In February 1998, ImagicTV established a Key Employee Stock Option Plan (the "1998 Plan"). Options granted under the 1998 Plan had a maximum term of six years and an exercise price per share of no less than the fair market value of the common shares on the date of the option grant as determined by the board of directors. The options vested as to 50% after the third anniversary date and 50% after the fourth anniversary date.

On December 17, 1999, ImagicTV adopted a new stock option plan, the Share Option Plan (the "1999 Plan"). The 1999 Plan allows for the granting of options to acquire common shares to employees, consultants and directors of ImagicTV and its affiliates. Options granted under the 1999 Plan have a maximum term of seven years and an exercise price per share of no less than the fair market value of the common shares as determined by the board of directors on the date of the option grant. The options vest annually over four years. ImagicTV has reserved 3,511,825 common shares, for issuance under the 1999 Plan, provided that the board of directors has the right to increase the number of shares reserved. The stock options granted under the 1998Plan are now administered under the 1999 Plan, retaining the number and exercise price of options originally issued but adopting the term and vesting attributes of the new plan.

ImagicTV's board of directors adopted a new share option plan on November 9, 2000 (the "2000 Plan"). The 2000 Plan does not affect options granted under its 1998 or 1999 Plans. No new options will be granted under the 1998 or 1999 Plans. The compensation committee of ImagicTV's board of directors administers the 2000 Plan and determines, among other things, the persons eligible to participate in the 2000 Plan and the vesting periods and other attributes of individual options. The 2000 Plan provides for the grant of options to employees, officers and directors of, and consultants to, ImagicTV and its affiliates. ImagicTV may issue non-qualified stock options or incentive stock options to U.S. residents under the 2000 Plan.

Options held by any person under the 2000 Plan, together with any new options granted to that person, may not at any time exceed 5% of the aggregate number of our common shares outstanding from time to time. The maximum number of shares issuable under the 2000 Plan is 1,879,185. The options granted under the 2000 Plan will have a maximum term of 10 years and an exercise price no less than the fair market value of ImagicTV's common shares on the date of the grant, or 110% of fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the combined voting power of the shares outstanding.

Under the 2000 Plan, if a change of control of ImagicTV should occur, ImagicTV's board of directors is permitted, without any action or consent required on the part of any option holder, to, among other things, accelerate the vesting of all options so that they become immediately exercisable. A summary of the status of ImagicTV's options as of February 28, 2001 is as follows:

                                          WEIGHTED AVERAGE
                                       REMAINING CONTRACTUAL   NUMBER OF OPTIONS
EXERCISE PRICES    NUMBER OF OPTIONS       LIFE (YEARS)          EXERCISABLE
     $ 0.56               671,979              4.02                 429,084
       0.89               796,049              5.17                 226,924
       1.10               104,728              5.65                  26,185
       1.54             1,207,225              6.08                 122,476
       2.94               368,276              6.95                     291
       7.38               279,195              6.79                      --
      11.17               137,887              6.47                      --

                        3,565,339              5.64                 804,960

The following table summarizes options issued:
                                                             WEIGHTED                    WEIGHTED                    WEIGHTED
                                               NUMBER OF     AVERAGE      NUMBER OF      AVERAGE      NUMBER OF      AVERAGE
                                                OPTIONS   EXERCISE PRICE   OPTIONS    EXERCISE PRICE   OPTIONS    EXERCISE PRICE
Outstanding, beginning
 of period                                      378,170     $ 0.60       849,428         $ 0.64       2,188,155      $ 0.96
Granted                                         471,258       0.69     1,399,234           1.21       1,588,903        3.51
Cancelled                                            --         --       (60,507)          0.91        (190,337)       2.30
Exercised                                            --         --            --             --         (21,382)       0.80
Outstanding, end
 of period                                      849,428     $ 0.64     2,188,155         $ 0.96       3,565,339      $ 2.02
Options exercisable,
 end of period                                   94,543     $ 0.57       295,205         $ 0.63         804,960      $ 0.82

 To February 28, 2001, all stock options have been granted to employees, officers and
directors of ImagicTV. ImagicTV recorded deferred stock-based compensation relating to options issued under ImagicTV's option plan amounting to $3,220,000 for the year ended February 28, 2001. Amortization of deferred stock-based compensation amounted to $550,000 for the same period and has been recorded as an operating expense during this period.

6.   INCOME TAXES:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before provision for income taxes. The sources and tax effects of the differences are as follows (in thousands):

                                                                        YEAR ENDED           YEAR ENDED            YEAR ENDED
                                                                       FEBRUARY 28,         FEBRUARY 29,          FEBRUARY 28,
                                                                           1999                 2000                  2001
Statutory rate applied to loss before
 provision for income taxes                                              $(1,414)             $(2,583)              $(5,157)
Adjustments resulting from:
 Taxable portion related to capital
   transaction                                                               856                   --                    --
Stock-based compensation not deducted
   for tax                                                                    --                   --                   249
 Large Corporation Tax                                                        17                   44                    24
 Other                                                                       134                   62                    62
                                                                            (407)              (2,477)               (4,822)
    Unrecognized benefit of net operating losses
        carried forward and timing differences                               424                2,521                 4,846
    Income taxes                                                         $    17              $    44              $     24

Significant components of ImagicTV's deferred tax assets are as follows (in thousands):
                                                                                               AS OF                 AS OF
                                                                                            FEBRUARY 29,           FEBRUARY 28,
                                                                                               2000                   2001
Research and development expenses
 deferred for income tax purposes                                                              $ 1,354              $ 3,911
Net operating losses carried forward                                                             1,674                4,674
Deferred tax assets                                                                              3,028                8,585
Less valuation allowance                                                                        (2,964)              (7,825)
Net deferred tax asset                                                                              64                  760
Deferred tax liability                                                                             (64)                (760)
                                                                                               $    --              $    --

In addition to the above, to the extent that ImagicTV is able to utilize the research and development expenses that have been deferred for income tax purposes to reduce taxable income, ImagicTV will have available investment tax credits of approximately $345,000 as at February 29, 2000 and $2,251,000 as at February 28, 2001 that would be available to reduce income taxes otherwise payable and which begin expiring in 2010.

Except as indicated in the table and paragraph above, at each of the financial reporting dates, ImagicTV had no available taxable or deductible temporary differences due to differences between carrying value for accounting purposes and basis for tax purposes.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which ImagicTV operates, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, ImagicTV will need to generate future taxable income of approximately $19,000,000 prior to the expiration of the net operating losses carried forward. Due to the uncertainties related to the industry in which ImagicTV operates and the uncertainty of generating taxable income prior to the expiration of losses carried forward, the tax benefit of the above carryforward amounts have been completely offset by a valuation allowance.

In accordance with income tax law in Canada, research and development expenses may be deducted in periods subsequent to the period incurred. The amounts set out in the table above represent research and development expenses in the consolidated statement of operations that will be deductible in future years for income tax purposes. The amounts do not represent taxation benefits renounced to NBTel and 506NB as part of the funding arrangement discussed in note 5(b)(iv).

Under the terms of the research and development arrangement between ImagicTV and NBTel and 506NB described in note 5(b)(iv), investment tax credits that would, subject to certain restrictions, have become available to ImagicTV were renounced by ImagicTV and became available to NBTel and 506NB. The renounced investment tax credits aggregated approximately $374,000. If ImagicTV had not renounced its rights to these investment tax credits, the dollar value of benefits available as deferred tax assets would have increased, and this increase would have been offset by a corresponding increase in the allowance provision.

As of February 28, 2001, ImagicTV had approximately $10,364,000 of operating losses carried forward available to reduce future years' taxable income in
Canada.   These losses and deductions expire as follows: 2005- $40,000; 2006-
$898,000; 2007-$2,619,000; 2008-$6,807,000.

7.    SEGMENTED INFORMATION:

ImagicTV operates in a single reportable operating segment, that is, to provide software products to telecommunications companies and other service providers that enablethe delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenues from the sale of software and related services. As of February 28, 2001, substantially all assets related to ImagicTV's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows (in thousands):

                                     YEAR ENDED    YEAR ENDED    YEAR ENDED
                                    FEBRUARY 28,   FEBRUARY 29,  FEBRUARY 28,
                                        1999           2000          2001

Revenue by geographic location:
    Canada                           $   479          $1,362        $3,757
    United States                         --              --         3,699
    Europe                                --             736         1,543
                                     $   479          $2,098        $8,999

For the year ended February 28, 2001, Aliant Inc. accounted for approximately 27.9% of total revenues. In addition, two other customers accounted for 17.5% and 10.2% of total revenues. In the year ended February 29, 2000, NBTel accounted for 38% of total revenues. In addition, two other customers accounted for 31% and 16% of total revenues. NBTel accounted for 97% of total revenues in the year ended February 28, 1999.

8.    RELATED-PARTY TRANSACTIONS:

The nature of the related-party transactions is summarized below:

(a)    NBTel and Aliant Inc.:

On April 16, 1999, ImagicTV entered into a licensing agreement with NBTel, whereby NBTel received a perpetual, non-exclusive license to use ImagicTV's product in the Province of New Brunswick for cash consideration of C$500,000 ($334,000), and future one-time royalty payments based on the number of NBTel subscribers to the service. On December 16, 1999, the NBTel license agreement was assigned to Aliant Inc. (the parent company of NBTel) and was amended to include a license for the pcVu product and to expand the geographic territory of the license to include the provinces of Nova Scotia, Prince Edward Island and Newfoundland on an exclusive basis in these provinces. ImagicTV received consideration amounting to C$900,000 ($610,000) payable as to C$500,000 on January 31, 2000 and C$200,000 payable on each of January 31, 2001 and 2002. On January 16, 2001, the license agreement was further amended to include a sale of 40,000 subscriber-based license fees for C$3,200,000, payable in non-refundable instalments of C$1,600,000 on January 16, 2001 and C$1,600,000 on February 28, 2002. The initial license agreement dated April 16, 1999 included multiple elements including the delivery of DTV Manager version 1.0 and DTV Manager version 2.0, installation and maintenance and support. For accounting purposes, the entire non-refundable cash consideration was allocated to the various elements based on the specific evidence of their values. DTV Manager version 1.0 was delivered shortly after the execution of the agreement. DTV Manager version
2.0 was not available for delivery at that time. The license fee revenue was deferred until November 1999, the date at which ImagicTV delivered and installed DTV Manager version 2.0. The maintenance fee is being recognized on a straight line basis over the term of the maintenance contract. The future one-time royalty payments based on net new subscribers are recognized as earned.

Of the additional C$900,000 in consideration to be received in connection with the Aliant Inc. amendment, C$500,000 was recognized as revenue upon the delivery of pcVu in February 2000, C$200,000 was recognized as revenue when it became due on January 16, 2001 and the remaining C$200,000 will only be recognized as revenue when the amount becomes due.

Of the C$3,200,000 for the sale of 40,000 subscriber based licence fees, C$1,600,000 was recognized in February 2001 as it became due and the C$1,600,000 due on February 28, 2002 will only be recognized as revenue when the amount becomes due.

ImagicTV also sells set-top boxes, at little or no mark-up, to NBTel and Aliant for distribution to their subscribers. Revenue related to the sale of set-top boxes to NBTel amounted to $1,039,000 for the year ended February 28, 2001, and $180,000 for the year ended February 29, 2000 and $462,000 for the year ended February 28, 1999.

ImagicTV reimburses NBTel for certain operating expenses incurred on its behalf, including premises rent, communications, and corporate services.

(b)    Newbridge Networks Corporation:

In November 1999, ImagicTV entered into an agreement with a shareholder, Newbridge Networks Corporation (``Newbridge''), whereby Newbridge received a license to use ImagicTV's product for demonstration purposes in exchange for equipment supplied by Newbridge. The transaction was recorded at the fair value of the equipment received from Newbridge amounting to $103,000. In connection with this transaction, ImagicTV recorded license revenues in the same amount.

In February 2000, ImagicTV entered into an amendment to the above agreement which provides Newbridge with additional licenses to use ImagicTV's product for demonstration purposes. The term of the additional site licenses was one year, expiring on February 7, 2001. As of February 28, 2001, ImagicTV has sold additional licenses to Newbridge for aggregate cash consideration of $40,000 of which $40,000 has been recognized.

In June 2000, ImagicTV provided Newbridge with a 90-day trial license for $17,000 which was used for demonstration purposes. As of February 28, 2001, the $17,000 has been recognized.

ImagicTV has also supplied Newbridge with set-top boxes at little or no mark-up above cost.

(c)    America Online, Inc. and Cisco Systems, Inc.:

In October 2000, ImagicTV entered into a memorandum of understanding with America Online to develop custom applications for them. Specifically, ImagicTV agreed to provide America Online with up to $3,000,000 in research and development services, calculated at ImagicTV's commercial rates for consulting and development services and based on pricing and other terms no less favorable than that received by any third party. Of this amount, ImagicTV is obligated to expend $500,000 to conduct investigative research and development to be specified by the parties.

The obligation to perform the remaining $2,500,000 in services for continued research and development is contingent upon America Online entering into a trial or commercial license with ImagicTV for its software. While, at the date of the memorandum of understanding, ImagicTV had not entered into any licensing arrangements or agreements with America Online and the memorandum of understanding does not contain any contractual commitment that would require ImagicTV to license its software to America Online, it would be in ImagicTV's commercial interest to do so. ImagicTV cannot, however, assure that it will enter into a license agreement with America Online, nor can it predict the extent or nature of any future licensing or other revenues or other funding for services from America Online. As with the commitment to provide $500,000 in research and development services, America Online and ImagicTV are to negotiate in good faith the ownership and licensing rights of the intellectual property resulting from the future research and development related to this contingent obligation prior to the commencement of the development activities. At the date of the memorandum of understanding, and as at the date of the financial statements, ImagicTV had not entered into any agreements in this regard with America Online.

The common shares issued to America Online note 5(b)(xi) do not contain any terms or conditions, including any put or redemption rights, that would cause ImagicTV to repay or refund any of the proceeds received for the common shares sold to America Online. There also are no contractual or other agreements that provide America Online with a right to sell the shares back to ImagicTV or to cause ImagicTV to repay or refund any of the $3,000,000 received for the shares for any reason, including ImagicTV's failure to perform under the memorandum of understanding. Moreover, there are no contractual commitments that would require ImagicTV to pay or refundany of the $3,000,000 received for the shares for any reason, including ImagicTV's failure to perform under the memorandum of understanding. Moreover, there are no contractual commitments that would require ImagicTV to pay or refund America Online any cash or other consideration if America Online fails to take advantage of ImagicTV's commitment to provide services under the memorandum of understanding.

In connection with ImagicTV's private placement to Cisco Systems, it granted Cisco Systems a right of first negotiation. Pursuant to this right of first negotiation, if ImagicTV's board of directors receives a bona fide offer to acquire ImagicTV or all or substantially all of ImagicTV's assets from any of three specified entities, or if ImagicTV's board of directors votes to initiate a sale to any of these three specified entities of 25% or more of ImagicTV's total voting equity or all or substantially all of ImagicTV's assets, ImagicTV must, within 24 hours, give Cisco Systems notice of the terms of the sale proposal. After ImagicTV delivers this notice, Cisco Systems will have ten days to submit a proposal to ImagicTV's board of directors to acquire ImagicTV at a price to be set out in the proposal. In effect, under the limited circumstances described above, Cisco Systems has been granted an option to make an offer to acquire ImagicTV. If ImagicTV's board of directors decides to pursue Cisco Systems' proposal, ImagicTV has agreed to negotiate in good faith exclusively with Cisco Systems for a period of ten days. However, (a) if Cisco Systems does not submit a proposal within ten days of receipt of ImagicTV's notice, (b) if Cisco Systems' proposal is not pursued by ImagicTV's board of directors or (c) if Cisco Systems and ImagicTV fail to mutually agree on the terms of a transaction, then the right of first negotiation expires as to that proposal, and ImagicTV can negotiate and enter into a definitive agreement with the entity that made the initial proposal. Further, this right of first negotiation terminates (1) in the event that Cisco Systems owns less than 50% of the common shares it purchased on October 6, 2000 or (2) upon the date of the closing of the acquisition of all or substantially all of ImagicTV's assets or an acquisition of ImagicTV by another entity in which the holders of ImagicTV's outstanding voting equity immediately prior to the transaction own, immediately after the transaction, securities representing less than 50% of the voting equity of the surviving entity. The current financing arrangements with Cisco Systems do not include any research and development, marketing, licensing, future financing or similar arrangements.

(d)    Innovatia Inc.:

In December 2000, ImagicTV entered into an agreement with Innovatia Inc., a wholly owned subsidiary of Aliant Inc. According to this agreement, Innovatia is to provide ImagicTV with consulting services by utilizing Innovatia's Living Lab environment to assist in the development, marketing and sale of ImagicTV products and create an environment in the Living Lab for ImagicTV to test new services in a productionenvironment. ImagicTV's commitment is to pay C$50,000 per month from the date of this agreement to May 31, 2001 with the option to renew for a further 6 months. For the year ended February 28, 2001, ImagicTV has recorded an expense of C$150,000 in relation to this agreement.

The following table summarizes the related party transactions and balances (in thousands):

                                          YEAR ENDED          YEAR ENDED       YEAR ENDED
                                          FEBRUARY 28,        FEBRUARY 29,     FEBRUARY 28,
                                             1999                2000             2001

Related party transactions:
Revenues
License fees                               $   --                $  671         $  116
Services                                       --                   110            168
Royalty fees                                   --                    --          1,249
Equipment                                     462                   205          1,052
Operating Expenses                            165                   469            805
Interest income                                --                    87             --


                                                                   AS OF         AS OF
                                                                FEBRUARY 29,  FEBRUARY 28,
                                                                   2000          2001
Related party balances:

   Accounts receivable trade                                     $  749         $1,440
   Deferred revenues                                                705             27
   Accounts payable                                                 324            850


9.   EARNINGS PER SHARE:

Earnings per share has been calculated based on the weighted average number of common shares outstanding. Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares that could potentially dilute basic loss per share in the future, not included in the computation of diluted loss per share because to do so would have been anti-dilutive, amounted to 3,565,339 for the period ended February 28, 2001.

10.    COMMITMENTS:

Future minimum lease payments under non-cancelable operating leases for premises are as follows (in thousands):

                                 AS OF FEBRUARY 28, 2001
        2002------------------------------ $ 751
        2003------------------------------   264
        2004------------------------------   273
        2005------------------------------   278
        2006------------------------------   189
        2007 and thereafter---------------    14

Included in the lease commitments above are amounts related to an operating lease with a shareholder, NBTel, for office premises. The lease expired on February 28, 2001 and the company exercised its renewal option of one year. Rental expense under this lease amounted to $250,000 for the year ended February 28, 2001, $270,000 for the year ended February 29, 2000, and $92,000 for the year ended February 28, 1999.

On January 31, 2001 ImagicTV signed an agreement with Atom Corporation which specifies that Atom will develop a one-time package of demo films for a 12 month period from the effective date of the agreement and a monthly package of service films for a 12 month period beginning March 1, 2001. ImagicTV's commitment consists of non-refundable payments of $50,000 and $25,000 per month for a 12 month period.

11.    CANADIAN AND U.S. ACCOUNTING POLICY DIFFERENCES:

The consolidated financial statements of ImagicTV have been prepared in accordance with generally accepted accounting principles (``GAAP'') as applied in Canada. There are no material measurement differences between Canadian GAAP and U.S. GAAP that apply to the consolidated financial statements. Additional disclosures required under U.S. GAAP include the following:

(a)    Accrued liabilities:

U.S. GAAP requires the disclosure of accrued liabilities that exceed 5% of current liabilities.

Included in accrued liabilities at February 28, 2001 are accrued vacation pay expenses of $302,000 and accrued initial public offering costs of $1,401,000. At February 29, 2000 vacation pay expenses of $129,000 were included in accrued
liabilities. (b)    Impairment in long-lived assets:

As described in note 1(f), under Canadian GAAP the amount of a write down in capital assets is calculated by reference to undiscounted future cash flows. Under U.S. GAAP, where the undiscounted future cash flows are less than the carrying value of capital assets, the write down is measured as the excess of the carrying value over the fair value of the assets. In this case, fair value may be calculated by reference to a discounted cash flow model. As to date ImagicTV has not recorded a write down under Canadian GAAP, no difference due to the application of Canadian or U.S. accounting principles has arisen.

(c)    Recent accounting pronouncements:

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ``Accounting for Derivative Instruments and Hedging Activities'' (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. To date, ImagicTV has not entered into derivative instruments. Management believes the adoption of SFAS No. 133 will not have a material effect on ImagicTV's financial position or results of operations.

(d)    SFAS 123 pro forma information:

SFAS No. 123, ``Employee Stock Compensation'' encourages, but does not require, the recording of compensation costs related to stock options granted to employees to be valued at fair value. For companies choosing not to adopt the fair value measurement for stock-based compensation, the pronouncement requires the disclosure of pro forma net income and net income (loss) per share information as if ImagicTV had accounted for its stock options issued under the fair value method. ImagicTV has elected not to adopt the recording of compensation cost for employee stock options at fair value and, accordingly, a summary of the pro forma impact on the statement of operations is presented in the table below (in thousands of dollars, except per share amounts):

                                                   YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                   FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                      1999           2000           2001

Net loss                                           $ (3,068)      $ (5,646)     $ (11,458)
Compensation expense related to the fair value
 of stock options                                       (27)           (69)          (160)
Pro forma net loss                                 $ (3,095)      $ (5,715)      $(11,618)
Pro forma net loss per share                       $  (0.58)      $  (0.41)      $  (0.59)

The fair value of each option granted prior to the Company becoming a publicly traded company has been estimated at the date of grant using the minimum value method and by applying the following assumptions: weighted average risk-free interest rate of 5.18% for the year ended February 28, 1999; 5.76% for the year ended February 29, 2000; and 5.88% for the year ended February 28, 2001; dividend yield of 0%; and expected terms equal to the option vesting period.

The fair value of each option granted between the date the Company became a publicly traded company and February 28, 2001 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility at 109%, risk-free rate of return of 5.88% and expected terms equal to the option vesting period.

ImagicTV has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued was $0.17, $0.19 and $0.37, for the years ended February 28, 1999, February 29, 2000, and February 28, 2001 respectively.

(e)    Comprehensive Income:

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income'' (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the year ended February 28, 1999, February 29, 2000 and February 28, 2001 the difference between net loss and comprehensive loss arises solely from reporting currency translation adjustments. As a result, total comprehensive loss amounted to $3,054,000 for the year ended February 28, 1999; $5,618,000 for the year ended February 29, 2000; $12,025,000 for the year ended February 28, 2001.

CORPORATE INFORMATION

ANNUAL MEETING
-The Annual Meeting of Shareholders
-of ImagicTV Inc. will be held on
-July 31, 2001 at 10:00 am,
-at the Saint John Trade & Convention Centre,
-in Saint John, New Brunswick, Canada.

TRANSFER AGENT
-CIBC Mellon Trust Company

AUDITORS
-KPMG LLP, Toronto

INVESTOR RELATIONS
-Tracy Torena, Dallas, Texas
-ttorena@imagictv.com

SHARE INFORMATION
-Market Listing [Symbol]
-Toronto Stock Exchange [IMT]
-Nasdaq National Market [IMTV]

CORPORATE INFORMATION
-Internet site
-www.imagictv.com

-Canada
-ImagicTV Inc.
-One Brunswick Square
-14th Floor
-P.O. Box 303
-Saint John, New Brunswick, Canada
-E2L 3Y2
-Telephone: 506-631-3000
-Fax: 506-631-3001

-USA
-5956 Sherry Lane
-Suite 1000
-Dallas, Texas
-75225 USA
-Telephone: 214-346-2921
-Fax: 214-346-2923

-UK
-Wellington House
-Suite 315
-East Road, Cambridge, UK
-CB1 1BG
-Telephone: 44 1223 528111
-Fax: 44 1223 528112
BOARD OF DIRECTORS
-Peter Jollymore
-Chairman
-Saint John, New Brunswick

-Marcel LeBrun
-President and CEO
-Fredericton, New Brunswick

-Gregory Allemann
-Vice President of Marketing and Sales
-WebOffice, Inc.

-Austin, Texas

-Joe Culp
-President
-Culp Communications Associates
-Austin, Texas

-Carey Diamond
-President and CEO
-Whitecastle Investments Limited
-Toronto, Ontario

-Dr. Terence Matthews
-Chairman and CEO
-March Networks Corp.
-Kanata, Ontario

-Michael McCloskey
-Director
-Pleasonton, California

-Robert Neal
-President
-Innovatia Inc.
-Rothesay, New Brunswick

-Gerald Pond
-Executive Vice President
-Aliant Inc.
-Rothesay, New Brunswick

-Paul Spruyt
-General Manager
-VDSL Virtual Company of Alcatel
-Heverlee, Belgium



EXECUTIVE OFFICERS
-Marcel LeBrun
-President and CEO
-Fredericton, New Brunswick

-Nigel Bealing
-Vice President of Sales for EMEA
-ImagicTV Inc.

-Norman Bier
-Vice President of Sales for
-North and South America
-ImagicTV Inc.

-Allan Cameron
-Vice President of Technology
-ImagicTV Inc.

-Pierre-Jean Chalon
-Vice President of Sales for
-Asia Pacific
-ImagicTV Inc.

-0any DeGrace
-Vice President of Customer
-Solutions
-ImagicTV Inc.

-Marjean Henderson
-CFO and Vice President
-ImagicTV Inc.

-Gerry Verner
-Vice President of Marketing and
-Business Development
-ImagicTV Inc.